Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement Nos. 333-195864 and 333-195864-01
Supplement dated February 10, 2015)

$250,000,000 5.750% Senior Notes due 2025

Term Sheet

February 10, 2015

Issuers:	Suburban Propane Partners, L.P. and Suburban Energy Finance Corp.

Principal Amount:	$250,000,000

Title of Securities:	5.750% Senior Notes due 2025

Maturity:	March 1, 2025

Offering Price:	100.000%

Coupon	5.750%

Yield to Maturity:	5.750%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2015

Record Dates:	February 15 and August 15

Optional Redemption:

Make-whole call at T+ 50 bps at any time prior to March 1, 2020.

On or after March 1, 2020, at the prices set forth below beginning on March 1 of the years set forth below, plus accrued and unpaid interest:

	Year	Price

	2020	102.875%

	2021	101.917%

	2022	100.958%

	2023 and thereafter	100.000%

Equity Clawback:	Up to 35% at 105.750% prior to March 1, 2018

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC RBS Securities Inc.

1 of 2

Trade Date:	February 10, 2015

Settlement Date:	February 25, 2015 (T+10)

Distribution:	Registered Offering

Use of Proceeds:	The net proceeds, after deducting underwriting discounts and commission and estimated offering expenses, to us from the sale of the notes offered hereby will be approximately $245.5 million, which we will use, together with cash on hand to the extent necessary, to repurchase our outstanding 7.375% Senior Notes due 2020 (the “2020 Notes”) in a cash tender offer or through redemption or otherwise. To the extent the net proceeds of this offering exceed the purchase price for the amount of 2020 Notes tendered in the tender offer, we intend to use the balance for general partnership purposes, including to redeem any outstanding 2020 Notes that are not purchased in the tender offer.

CUSIP Number:	864486 AJ4

ISIN Number:	US864486AJ43

The issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuers or any underwriter will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at (800) 645-3751 Opt 5.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the issuers and the notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

2 of 2